ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006

202.857.6000 main 202.857.6395 fax afslaw.com

Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

August 16, 2022

Office of Real Estate & Construction
Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Stacie Gorman Pam Howell

Re:	Breeze Holdings Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed July 22, 2022 (File No. 001-39718)

To Whom It May Concern:

The undersigned serves as counsel to Breeze Holdings Acquisition Corp. (“Breeze”). For the convenience of the Staff of the Securities and Exchange Commission (the “Commission”), the comment included in the Comment Letter is posted below (in bold) and Breeze’s response follows the comment (in italics). Please be advised that Breeze filed revised preliminary proxy materials immediately before the submission of this correspondence.

Preliminary Proxy Statement on Schedule 14A filed July 22, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

August 16, 2022 Page 2

On behalf of Breeze, we hereby represent to the staff that Breeze’s sponsor is not a non-U.S. person, is not controlled by a non-U.S. person, and does not have substantial ties with a non-U.S. person. Furthermore, we are of the view that insofar as Breeze’s sponsor is not a non-U.S. person, is not controlled by a non-U.S. person, and does not have substantial ties with a non-U.S. person, the risks referred to in the staff’s comment do not represent material risks to the registrant or its shareholders, and as a result no additional risk disclosure needs to be added to the definitive proxy materials.

Separately, with regard to the Commission’s views regarding the Investment Company Act of 1940 status of certain SPACs communicated in connection with the Commission’s proposal of an investment company safe harbor rule included in its release issued on March 30, 2022, we hereby inform the Staff that on or about August 3, 2022, Breeze moved all funds in its trust account to cash to mitigate the risk of being viewed as operating an unregistered investment company. See the legend added to the cover of the Proxy Statement and the additional disclosure added to the Proxy Statement under the subheading “Investment Company Status” within the “Proposal 3: To Approve The Extension Proposal” presentation.

* * * * *

Breeze needs to proceed with the filing and mailing of definitive proxy materials as soon as possible. Thus, we would greatly appreciate anything you can do to expedite your review.

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Respectfully submitted,

/s/ Ralph V. De Martino
Ralph V. De Martino

RVD/mc

cc: J. Douglas Ramsey, Ph.D.